UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13(a)-16 or 15(d)-16

of the Securities Exchange Act of 1934

For the month of August, 2021

001-36176

(Commission file number)

EROS STX GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)

3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On August 25, 2021, Eros STX Global Corporation (the “Company”) issued a press release announcing that the New York Stock Exchange (the “NYSE”) notified the Company that it is not in compliance with the NYSE Listed Company Manual listing requirements for (i) the timely filing of its Annual Report and (ii) the minimum trading price for its common stock. In addition, the Company provided an update on its Audit Committee’s ongoing financial review process and the Company’s debt restructuring.

A copy of the press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No. Description

99.1	Press Release, dated August 25, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2021	Eros STX Global Corporation

/s/ Andrew Warren
Name: Andrew Warren
Title: Chief Financial Officer